October 30, 2014

VIA EDGAR TRANSMISSION

Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Nixon:

On August 29, 2014, Northern Lights Variable Trust (the "Registrant"), on behalf of its series, JNF SSgA Sector Rotation Portfolio (formerly JNF Equity Portfolio) and JNF SSgA Tactical Allocation Portfolio (formerly JNF Balanced Portfolio) (each a "Portfolio", together the "Portfolios"), filed Post-Effective Amendment No. 122 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the "Amendment"). In a telephone conversation on October 14, 2014, you provided comments to the Amendment. Please find below a summary of those comments and the Registrant's responses which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please confirm in correspondence to staff that all bracketed and blank information and all required exhibits will be included in the subsequent amendment for this registration statement.

Response: The Registrant confirms that all bracketed information will be updated in the filing pursuant to Rule 485(b).

Prospectus:

Summary Section

Comment 2. In the heading of the Portfolio Summary section for each Portfolio, please note in a parenthetical the former name of the relevant Portfolio.

Response: Because shareholders were previously notified that each Portfolio would be changing its name; and because the Registrant is unable to identify direct authority for such a parenthetical notation in Form N-1A and because the reference to the old

960140.4

Portfolio names might tend to increase the chances of service provider error when referring to or processing shareholder transactions for the Portfolios, the Registrant does not believe such a parenthetical notation should be made in the heading of the Portfolio Summary section. The Registrant has revised the first sentence in the Performance section for each Portfolio to note that the JNF SSgA Sector Rotation Portfolio is “(formerly the JNF Equity Portfolio)” and JNF SSgA Tactical Allocation Portfolio is “(formerly the JNF Balanced Portfolio)”. The Registrant also added the same parenthetical information to the heading in the Financial Highlights for each respective Portfolio.

Comment 3. Please confirm that 60 days written notice has been provided to each Portfolio's shareholders that the relevant Portfolio's Investment Objective has been revised.

Response: The Registrant confirms that 60 days written notice has been provided to each Portfolio's shareholders that the relevant Portfolio's Investment Objective has been revised.

Comment 4. In the Principal Investment Objective section for each Portfolio, please note in a parenthetical that the investment objective has changed (example: "effective on [date], the Portfolio's investment objective has been revised as follows:").

Response: The Registrant does not believe that such a parenthetical notation should be made for the reasons described in the response to Comment 2.

Comment 5. In the Principal Investment Strategy section for each Portfolio in both the Summary Prospectus and the Item 9 disclosure, please note that the investment strategy has changed (example: "effective on [date], the Portfolio's strategy has been revised as follows:").

Response: The Registrant does not believe that such a parenthetical notation should be made for the reasons described in the response to Comment 2.

Comment 6. If applicable, in the Principal Investment Strategy section for each Portfolio, please include appropriate prospectus disclosure related to investments in Closed-End Investment Companies, given the addition of such disclosures in the Statement of Additional Information related to the revision of the Portfolios' strategies.

Response: Because investments in Closed-End Investment Companies are not a principal investment strategy for either Portfolio, the Registrant believes the disclosures in the Statement of Additional Information provide shareholders with appropriate information.

960140.4

Comment 7. In the Principle Investment Risks section for each Portfolio, please consider adding a sub-heading regarding conflicts of interest.

Response:  The Registrant has added the following risk disclosure to the Principle Investment Risks section for each Portfolio in the Summary section:

Conflict of Interest Risk:  The Portfolio's Sub-Adviser may receive management or other fees from the ETFs ("Affiliated ETFs") in which the Portfolio may invest, as well as a sub-advisory fee for managing the Portfolio's assets. It is possible that a conflict of interest among the Portfolio and the Affiliated ETFs could affect how the Sub-Adviser fulfills its fiduciary duties to the Portfolio and the Affiliated ETFs. Because the amount of the investment management fees to be earned by the Sub-Adviser may differ depending upon the Affiliated ETFs in which the Portfolio invests, there is a conflict of interest for the Sub-Adviser in selecting the Affiliated ETFs. In addition, the Sub-Adviser may have an incentive to take into account the effect on an Affiliated ETF in which the Portfolio may invest in determining whether, and under what circumstances, to purchase or sell shares in that Affiliated ETF. Although the Sub-Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could negatively impact the Portfolio.

The Registrant has also moved the Affiliated ETF Risk subheading from the end of the ETF Investment Risk disclosure in the Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Risks section to create the following stand-alone risk disclosure:

Conflict of Interest Risk: (SRP, TAP) The Portfolio's sub-adviser may receive management or other fees from the ETFs ("Affiliated ETFs") in which the Portfolio may invest, as well as a sub-advisory fee for managing the Portfolio's assets. It is possible that a conflict of interest among the Portfolio and the Affiliated ETFs could affect how the sub-adviser fulfills its fiduciary duties to the Portfolio and the Affiliated ETFs. Because the amount of the investment management fees to be earned by the sub-adviser may differ depending upon the Affiliated ETFs in which the Portfolio invests, there is a conflict of interest for the sub-adviser in selecting the Affiliated ETFs. In addition, the sub-adviser may have an incentive to take into account the effect on an Affiliated ETF in which the Portfolio may invest in determining whether, and under what circumstances, to purchase or sell shares in that Affiliated ETF. Although the sub-adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Portfolio.

960140.4

Comment 8. In the Purchase and Sale of Portfolios Shares section for each Portfolio in both the Summary Prospectus and the Item 9 disclosure, if applicable, please explain the potential negative impact the change in investment strategy may have on guaranteed benefits purchased in connection with variable annuity and/or variable life contracts.

Response:  The Registrant is not aware of any causal link between the potential negative impact the change in investment strategy may have on guaranteed benefits purchased in connection with variable annuity and/or variable life contracts and, therefore, does not believe such a disclosure is applicable.

Comment 9. In the Fee Table for the JNF SSgA Tactical Allocation Portfolio, the Total Annual Portfolio Operating Expenses After Fee Waiver and/or Reimbursement is listed at 1.55%, while footnote 2 to the Fee Table indicates that the adviser has agreed to waive fees and reimburse expenses of the Portfolio so that Portfolio Operating Expenses will not exceed 1.25%. Please reconcile these two figures and revise as necessary.

Response: The Registrant has corrected an arithmetic error in the table, and notes that because the expense limitation agreement does not cover acquired funds fees and expenses, the after waiver number will be higher than the expense cap by the amount of acquired fund fees and expenses, which is estimated to be 0.31%. The table has been revised as follows:

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.25%
Other Expenses	0.45%
Acquired Fund Fees and Expenses [1]	0.31%
Total Annual Portfolio Operating Expenses	1.66%
Fee Waiver and/or Reimbursement [2]	(0.10)%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Reimbursement	1.56%

Comment 10. Please confirm that the fee waiver for each of the Portfolios will be effective for at least one year from date of the prospectus.

Response: The Registrant confirms that the fee waiver for each of the Portfolios will be effective for at least one year from date of the prospectus.

960140.4

Comment 11. In the Principal Investment Strategies section for the JNF SSgA Tactical Allocation Portfolio, please state that high-yield debt securities are commonly known as "junk bonds."

Response: The Registrant has revised the disclosure to state that high-yield debt securities are commonly known as "junk bonds." The first sentence of the second paragraph of the Principal Investment Strategies section now reads as follows:

“In accordance with the tactical asset allocation strategy, the Sub-Adviser invests the assets of the Portfolio among ETPs that provide exposure to six primary asset classes: (i) domestic and international equity securities; (ii) domestic and international investment grade and high yield (commonly known as “junk bonds”) debt securities; (iii) hybrid equity/debt securities (such as preferred stock and convertible securities); (iv) commodity futures and physical commodities; (v) real estate investment trusts ("REITs"); and (vi) domestic and international inflation-protected debt securities.”

Comment 12. In the Principal Investment Strategies section for the JNF SSgA Tactical Allocation Portfolio, please add disclosure to discuss frequent trading in the Portfolio, as referenced in the Portfolio Turnover Risk portion of the Principal Investment Risks section.

Response:  The Registrant has added the following sentence to the end of each Portfolio's Principal Investment Strategies section: "The Sub-Adviser may engage in frequent trading to achieve the Portfolio's investment objective, which may result in turnover in excess of 100%."

Comment 13. In the Principal Investment Risks section for the JNF SSgA Tactical Allocation Portfolio, please revise to discuss high-yield debt securities, if applicable.

Response:  The Registrant has amended principal investment risks to include a section to discuss high-yield debt securities risk. The following risk disclosure has been added to the Portfolio Summary JNF SSgA Tactical Allocation Portfolio – Principal Investment Risks section:

“High Yield Debt Securities Risk.  Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Portfolio’s ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Portfolio’s share price.”

960140.4

The following risk disclosure has been added to the Additional Information About Investment Strategies and Related Risks – Principal Investment Risks section:

“High Yield Debt Securities Risk: (TAP)   Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest.  These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal.  If that happens, the value of the bond may decrease, and the Portfolio’s share price may decrease and its income distribution may be reduced.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds.”

Comment 14. In the Principal Investment Risks section for the JNF SSgA Tactical Allocation Portfolio, please revise to address cash position risk, if applicable.

Response: Upon review, the Registrant does not believe cash position risk rises to the level of a stand-alone principal investment risk.  Additionally, the Registrant notes that this risk is bound up in the Target Volatility Trigger "TVT Risk" which speaks to the risk of the strategy, of which cash position risk is an element.

Comment 15. In the last sentence of the ETF Investment Risk disclosure in the Principal Investment Risks section for the JNF SSgA Tactical Allocation Portfolio, please define "alternative asset market", since this may not be a generally understood term.

Response:  The Registrant has added a definition of "alternative asset market." The following risk disclosure has been added: “The “Alternative Asset” market segment refers to investments that are historically not highly correlated to either equity or fixed income investments.”

Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Risks

Comment 16. Please consider moving the Affiliated ETF Risk subheading from the end of the ETF Investment Risk disclosure to the forefront of the section.

Response. Please refer to the response to Comment 7.

960140.4

Additional Information About Principal Investment Strategies and Related Risks – Management

Comment 17. The disclosure in this section indicates that the Adviser has agreed to waive all or part of its management fees and/or limit Portfolio expenses so that they do not exceed 1.25% of each Portfolio's average daily net assets. The fee table for the JNF SSgA Tactical Allocation Portfolio indicates as much, but no waiver is listed for the Sector Rotation Portfolio. Please reconcile these issues throughout the Prospectus for consistency.

Response.  Because the expense limitation agreement does not cover acquired funds fees and expenses, the JNF SSgA Tactical Allocation Portfolio estimated expenses are below the expense limit and, therefore, fee waivers are excluded from the fee table.

Statement of Additional Information

Portfolio History

Comment 18. In this section, please discuss the change of each Portfolio's name, strategy, and objective.

Response:  The Registrant has modified the first two sentences of the first paragraph in the Portfolio History section to read as follows:

“Each of the JNF SSgA Sector Rotation Portfolio (the “Sector Rotation Portfolio”, formerly the JNF Equity Portfolio) and the JNF SSgA Tactical Allocation Portfolio (the “Tactical Allocation Portfolio”, formerly the JNF Balanced Portfolio) (together the “Portfolios”), is a series of Northern Lights Variable Trust, a Delaware statutory trust organized on November 23, 2005 (the “Trust”).  Each Portfolio’s name and objective was modified as of October 31, 2014, and the strategies of each Portfolio were modified accordingly, as described in the Portfolios’ Prospectus.”

Comment 19. Include a "Tandy" representation from the Registrant with respect to the Commission Staff comments on the Portfolios' filing.

Response:  The Registrant has included Tandy representations below.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

960140.4

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker D. Bridgeport

960140.4